METALLA REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2022 AND
PROVIDES ASSET UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
May 13, 2022

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three months ended March 31, 2022. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three months ended March 31, 2022, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Brett Heath, President, and CEO of Metalla, commented, "The first quarter of 2022 we focused on increasing our near-term cash flow with the amendment to the Beaufor royalty that is expected to be in production in the second half of 2022.  We also expect El Realito, which is part of Angico Eagle’s La India mine, to start producing in the second half of 2022, which will increase our producing royalties to seven total.  Although the market continues to be volatile, we believe Metalla’s asset base, and growth profile position the Company to have continued success."

FINANCIAL HIGHLIGHTS

During the three months ended March 31, 2022, and the subsequent period up to the date of this news release, the Company:

  Amended an existing 1.0% NSR royalty on Monarch Mining Corporation's ("Monarch") Beaufor Mine ("Beaufor").  In consideration for $1.0 million paid in cash to Monarch, Monarch agreed to waive a clause stipulating that payments under the Net Smelter Returns ("NSR") royalty were only payable after 100 Koz of gold have been produced by Monarch following its acquisition of Beaufor. Payments under this NSR royalty will now begin upon initial production from the property.

  for the three months ended March 31, 2022, received or accrued payments on 724 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $1,835 and an average cash cost of $5 per attributable GEO (see non-IFRS Financial Measures);
  for the three months ended March 31, 2022, generated operating cash margin of $1,830 per attributable GEO, from the Wharf, Joaquin and COSE royalties, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see non-IFRS Financial Measures);
  for the three months ended March 31, 2022, recognized revenue from royalty and stream interests of $0.7 million, net loss of $2.2 million, and adjusted EBITDA of less than $0.1 million (see non-IFRS Financial Measures);

  for the three months ended March 31, 2022, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $0.6 million (see non-IFRS Financial Measures);

  on May 14, 2021, announced the establishment of an at-the-market program (the “2021 ATM Program”) with a syndicate of agents. Under the 2021 ATM Program the Company may distribute up to $35.0 million (or the equivalent in Canadian dollars) in common shares of the Company. From inception to March 31, 2022, the Company distributed 1,970,608 common shares under the 2021 ATM Program at an average price of $8.19 per share for gross proceeds of $16.1 million, with aggregate commissions paid or payable and other share issue costs of $0.9 million, resulting in aggregate net proceeds of $15.2 million.  For the three months ended March 31, 2022, the Company distributed 348,443 common shares under the 2021 ATM Program at an average price of $6.88 per share for gross proceeds of $2.4 million, with aggregate commissions paid or payable and other share issue costs of $0.2 million, resulting in aggregate net proceeds of $2.2 million. As of the date of this news release, the Company has distributed a total of 1,990,778 common shares under the 2021 ATM program for gross proceeds of $16.3 million; and

  On May 12, 2022, the Company filed a new final short form base shelf prospectus and a corresponding registration statement on Form F-10 that are intended to replace the base shelf prospectus and Form F-10 registration statement previously filed by the Company in 2020, and to enhance the Company’s financial flexibility. In connection with this transition, the Company terminated its 2021 ATM Program.

ASSET UPDATES

Wharf Royalty

On May 4, 2022, Coeur Mining Inc. ("Coeur") reported first quarter production of 17.7 Koz gold at 0.78 g/t gold, in line with the 70-80 Koz full year guidance for Wharf disclosed by Wharf on February 16, 2022. During the quarter, one reverse circulation ("RC") drill rig continued to infill targets at the Portland-Ridge-Boston claim group and at the Flossie area, results are pending.

On February 16, 2022, Coeur reported that Wharf's updated Proven and Probable Reserves totaled 852 Koz at 0.73 g/t. Total Measured and Indicated Resources were reported at 412 Koz at 0.63g/t with an Inferred Resource estimate of 90 Koz at 0.75 g/t. In addition, Coeur reported in their Q4 2021 financial statements, an updated mine life of 8 years for Wharf. Additionally, Coeur reported the continued exploration success at Wharf where a total of 6,625 meters of drilling was completed in the Portland Ridge - Boston claim group, Flossie and Juno areas. Coeur spent $4 million on exploration at the mine in 2021, its largest since acquiring the asset in 2015.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Higginsville Royalty

On April 20, 2022, Karora Resources Inc. ("Karora") reported first quarter production of 27,489 ounces of gold from its Higginsville Gold Operations ("Higginsville") and Beta Hunt mines, in line with 2022 production guidance of 110-135 Koz gold announced by Karora on February 7, 2022.

Metalla holds a 27.5% PPR royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2.5 Koz per quarter until a cumulative total of 34.0 Koz of gold at the Higginsville operation have been delivered. As at March 31, 2022, 16.6 Koz of gold had been delivered.

New Luika Silver Stream

On April 26, 2022, Shanta Gold Limited ("Shanta") reported that it produced 11,408 ounces of gold at its NLGM in Tanzania in the first quarter of 2022. On July 19, 2021, Shanta announced a new mine plan for NLGM, where average annual production is expected to be 73.6 Koz gold with the potential to extend mine life beyond 2026 through conversion of significant known resources and the expanded 2,450 tpd mill throughput. Shanta expects total gold production from NLGM for the five-year plan to total 368 Koz from both open pit and underground mine sources from the mining license. Shanta outlined that the resources presently sitting outside of the mine plan amounts to 552 Koz at 2.37 g/t gold at NLGM. Shanta has forecast production to be between 68-76 Koz in fiscal 2022.

On February 1, 2022, Shanta reported that as of December 31, 2021, the Probable Reserves at NLGM stood at 404 Koz at 3.05 g/t gold, the Measured Resources were 105 Koz at 4.94 g/t gold, the Indicated Resources were 707 Koz at 2.63 g/t gold, and the Inferred Resources were 296 Koz at 1.73 g/t gold.

Metalla holds a 15% interest in Silverback Ltd., whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Côté-Gosselin

On May 3, 2022, IAMGOLD Corporation ("IAMGOLD") reported that construction had reached 49% completion at the Côté Gold Project. It also reported completion in the first quarter of 2022 of approximately 4,300 meters of the 16,000 meter drill program is planned in 2022 to further delineate and expand the Gosselin mineral resources and test selected targets along the deposit corridor. On January 27, 2022, IAMGOLD released assay results that extended the Gosselin Zone outside of the recent mineral resource estimate, significant highlights include 0.78 g/t gold over 355.5 meters, 2.05 g/t gold over 256 meters, 0.55 g/t gold over 357.5 meters and 0.7 g/t gold over 173 meters.

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté reserves and resources estimate and covers all of the Gosselin resource estimate.

Castle Mountain

Castle Mountain is slated to become one of Equinox Gold's ("Equinox") largest assets. Metalla's 5.0% NSR royalty covers the South Domes portion of the deposit which will be part of the Phase 2 expansion slated to begin in 2026.

On May 3, 2022, Equinox announced exploration at Castle Mountain in the first quarter included 7,948 meters of RC drilling across the South dump area to assess the continuity and distribution of grade. Equinox also completed 1,448 meters of RC drilling in the area between the JSLA and South Domes pits. Equinox also announced that in March 2022 it had submitted applications to amend existing permits to accommodate the Phase 2 expansion. On February 24, 2022, Equinox announced they expect to spend $7 million for Phase 2 permitting, optimization studies and metallurgical test work and nearly $2 million for exploration.

Metalla holds a 5.0% NSR Royalty on the South Domes area of the Castle Mountain mine.

Garrison

On May 11, 2022, Moneta Gold Inc. (“Moneta”) released an updated resource estimate for the Tower Gold project, including 4.27 Moz gold in the Indicated category and 7.5 Moz gold in the Inferred category. Moneta plans to complete a Preliminary Economic Assessment on the project scheduled for completion later in the second quarter of 2022. The Garrison deposit forms part of the Tower project and is comprised of three zones, Garrcon, Jonpol, and 903. At Garrcon, the open pit Indicated Resource is 841 Koz at 1.02 g/t gold with an Inferred Resource of 15Koz at 0.67 g/t gold, the underground portion has an Indicated Resource of 87 Koz at 5.08 g/t gold with an Inferred Resource of 120 Koz at 4.98 g/t gold. The Jonpol zone has an Indicated Resource of 297 Koz at 1.4 g/t gold and an Inferred Resource of 114 Koz at 0.99 g/t gold. The 903 zone has an Indicated Resource of 610 Koz at 1.01 g/t gold and an Inferred Resource of 600 Koz at 0.74 g/t gold. The Garrison starter pit now has an Indicated Resource of 1.75 Koz at 1.07 g/t gold. Moneta is slated to release a PEA in June of 2022.

On March 24, 2022, Moneta released the results of significant step out gold mineralization at the Garrcon pit comprising the Garrison project which confirmed mineralization over a strike length of 750 meters and width of 500 meters beyond the current Garrison project resource. Significant intercepts from recent drilling include 3.05 g/t gold over 67 meters, 1.17 g/t gold over 62.45 meters and 1.26 g/t gold over 54.7 meters. The Garrcon portion of the Garrison project currently hosts an open pit indicated gold resource of 550 Koz gold at 0.82 g/t gold and inferred gold resource of 200 Koz at 0.87 g/t gold.

Figure 1: Cross Section showing high grade intervals below the Garrcon resource pits (Source: Moneta Gold Inc. Press release on Step-out drilling at Garrcon, Tower Gold Project, issued March 24, 2022)

Metalla holds a 2% NSR Royalty on the Garrison project.

Wasamac

On April 4, 2022, Yamana Gold Inc. ("Yamana") announced that additional drill results at Wasamac continued to infill the Wasamac resource area. Results received to date in the Zone 2 resource area continue to confirm wide mining widths and consistent mineralization with highlights of 3.17 g/t gold over 14.78 meters and 3.41 g/t gold over 5.02 meters.  Yamana stated the excellent exploration upside on the property continues to reinforce the potential for a 200 Koz plus per year operation with a mine life of at least 15 years. Work continues to follow up on the exploration drilling at the newly discovered South Wildcat zone returned 7.31 g/t gold over 3.37 meters as announced in a press release dated December 1, 2021. Yamana has decided to advance a bulk sample permitting process to allow construction of a ramp which could expedite the start of production ahead of the stated 2026 start date. In addition, work is ongoing to understand the metallurgy of the project where preliminary testing indicated that average gold recovery could increase by 3% compared to the feasibility study. Yamana expects to complete the Environmental impact assessment by the second quarter of 2022.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Amalgamated Kirkland Property

On April 28, 2022, Agnico Eagle Mines Limited ("Agnico") reported that the Amalgamated Kirkland deposit could provide incremental ore feed to the Macassa mill with annual production of 40 Koz as soon as 2024. The Macassa underground ramp had been extended by 225 meters and nine drill holes had been completed in the higher-grade portion of the deposit. In 2022, Agnico plans to spend $8.6 million on a 1.3 Km exploration ramp from the Macassa near surface zones, designed to carry out infill drilling and a bulk sample of the higher-grade regions of the Amalgamated Kirkland deposit. The Amalgamated Kirkland deposit hosts an Indicated Resource estimate of 265 Koz gold at 6.51 g/t gold and an Inferred Resource of 406 Koz at 5.32 g/t gold. The deposit remains open at depth and extends laterally.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland property.

El Realito

On April 28, 2022, Agnico reported that pre-stripping of the El Realito pit was approximately 39% compete and first gold production was started in the first quarter of 2022. Pre-stripping activities at El Realito pit are in line with forecast are expected to be completed in the third quarter of 2022. The production guidance in Agnico's February 23, 2022, press release for the La India mine which hosts the El Realito pit were positively revised to 82.5 Koz gold in 2022, 70 Koz gold in 2023 and 22.5 Koz gold in 2024. The increase in the production guidance was due to pit optimization and increase in mineral reserves at the El Realito deposit.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Del Carmen

On May 4, 2022, Barrick Gold Corporation reported that drilling at Del Carmen resumed in the second quarter of 2022, drilling will continue until the winter season.  Results received at Carmen Norte, located to the north of the Rojo Grande target, confirmed gold mineralization with an intercept of 0.5 g/t gold over 39 meters, which opens up a new area with upside potential to add resources to Del Carmen. In addition, all geological models grade estimates and geometallurgical models with be updated and rebuilding in the second quarter to inform future steps for the project.

Metalla holds a 0.5% NSR royalty on the Del Carmen project which is the Argentine portion of the Alturas-Del Carmen project in the prolific El Indio belt.

Beaufor Mine

On March 17, 2022, Monarch provided exploration updates at the Beaufor Mine and Beacon Mill, scheduled to begin mining in 2022. Significant highlights from drilling include 19.05 g/t gold over 6.8 meters, 150 meters west and down dip of the "Q Zone" which is the most continuous ore zone in the mine. Monarch believes these results will significantly boost Beaufor's potential in the Q Zone. Underground development and rehabilitation are currently ongoing at Beaufor.

Metalla holds a 1.0% NSR royalty on the Beaufor mine.

San Luis

On February 23, 2022, SSR Mining Inc. ("SSR") provided an update on activities at the San Luis project in Ancash, Peru. Exploration activities in 2021 were undertaken on land belonging to the Ecash community in 2021 and SSR plans to extend exploration activities onto the Cochabamba community lands in 2022.

Metalla holds a 1.0% NSR royalty on the San Luis project.

Fifteen Mile Stream

On April 28, 2022, St. Barbara Limited reported that the Fifteen Mile Stream project Feasibility Study continued to progress with engineering focused on the tailings facility and geotechnical work, with a completion date slated for September 2023. Permitting efforts continued during the quarter focused on community consultations and surface and ground water modelling planned for the first half of 2023 to prepare responses for the FMS EIS process.

Metalla holds a 1.0% NSR Royalty on the Fifteen Mile Stream project, and 3.0% NSR Royalty on the Plenty and Seloam Brook deposits.

Santa Gertrudis

On February 23, 2022, Agnico announced an updated Resource estimate at Santa Gertrudis where the Indicated Resources totaled 99 Koz gold at 0.64 g/t and 739 Koz at 4.79 g/t silver, and Inferred Resources totaled 1,679 Koz at 1.69 g/t gold and 5,924 Koz at 5.96 g/t silver. Exploration drilling in the fourth quarter at the high-grade Amelia deposit resulted in the improved understanding of structural controls leading to the 120-meter extension of the high-grade ore shoots at the deposit beyond the 2021 mineral resources. At the Centauro deposit, a 100-meter step out from a hole that returned 5.8 g/t gold over 15 meters encountered high grade sulphide mineralization outlining the potential to make additional high-grade discoveries at the property similar to Amelia.

Agnico has budgeted $19 million in exploration at Santa Gertrudis with the goal to expand mineral resources, test high grade structure extensions at the Amelia deposit and explore new targets, infill open pit deposits to declare reserves, and internal studies and metallurgical test work. Agnico expects Santa Gertrudis to have an annual production of 100 - 125 Koz of gold.

Metalla holds a 2.0% NSR royalty on Santa Gertrudis subject to Agnico's right to buy back 1.0% for $7.5 million.

Tocantinzinho

On February 9, 2022, G Mining Ventures Corp ("G Mining") announced that it had completed an updated feasibility study for the TZ gold project located in Para State, Brazil. The study confirmed a 10.5-year mine life producing 1.8 Moz of gold in total resulting in an average annual gold production profile of 174,700 ounces at an all-in sustaining cost of $681/oz.

Economics were favourable, at a $1,600/oz gold price the study demonstrated an after-tax NPV5% of $622 million and generated an after-tax IRR of 24%. Also of note, G Mining increased the reserves at TZ by 12% to 2.0 Moz and saw an increase in the capital cost at the project of only 7% since the last study was conducted. Project optimization and detailed engineering is expected to occur from Q4 2021 through to Q4 2022. G Mining also expects to complete two drilling campaigns totaling 10,000 meters beginning in Q4 2021 through to Q1 2022, these include a grade control drilling program to de-risk early years of production and an exploration drilling program to test for potential extensions of the known mineralization at depth and below the current pit.

G Mining is a precious metals development company with a leadership team which has built four mines in South America, including the Merian mine for Newmont Corporation and Fruta Del Norte for Lundin Gold.

Metalla holds a 0.75% GVR royalty on the Tocantinzinho project.

Fosterville

On February 23, 2022, Agnico reported that they expect to spend $34.6 million for 121,400 metres of drilling and development to replace mineral reserve depletion and to add mineral resources at the Fosterville mine. Agnico announced that another $19.7 million will be spent on underground and surface exploration with the aim to discover additional high-grade mineralization, with $2.9 million to be spent on regional exploration drilling on the land package surrounding the mine.

Metalla holds a 2.5% GVR royalty on the Northern and Southern extensions of the Fosterville mining license and other areas in the land package.

CentroGold

On April 22, 2022, Oz Minerals stated that the relocation plan required for progressing the court injunction removal for CentroGold has been submitted to the National Institute of Colonization and Agrarian Reform (INCRA) and is currently under review.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Endeavor Silver Stream

In a news release dated April 28, 2022, Sandfire Resources Ltd. ("Sandfire") reported that during the first quarter of 2022 it had withdrawn from the Endeavor joint venture agreement with CBH Resources Limited ("CBH"). The project will continue to be held 100% by CBH Resources, a subsidiary of Toho Zinc. After decades of operation, CBH suspended mining operations at the Endeavor Mine in December 2019 and placed it into care and maintenance. With Sandfire's decision to terminate the joint venture agreement with CBH, the Company has reclassified the Endeavor silver stream from a production stage asset to a development stage asset, and Metalla will continue to monitor the next steps taken by CBH with the property, especially in the current zinc price environment.

Metalla has the right to buy 100% of the silver production up to 20 Moz (~12.6 Moz remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of $1.00/oz of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of $7.00/oz.

Camflo

On April 29, 2022, Agnico reported the Canadian Malartic partnership has identified porphyry hosted gold mineralization that could potentially be mined via an open pit. Additional studies are underway to fully evaluate the mineralization and additional potential in adjacent rock types. The Camflo property covers the past producing Camflo mine which had historical production of approximately 1.6 Moz of gold.

Metalla holds a 1.0% NSR royalty on the Camflo mine, located ~1km northeast of the Canadian Malartic operation.

Montclerg

Through several press releases dated February 10, 2022, March 22, 2022, and April 28, 2022. GFG Resources Inc. reported high grade intervals at the Montclerg Gold Project located 48 km east of the Timmins Gold District. Significant intercepts include 4.82 g/t gold over 26 meters, 8.34 g/t gold over 7.5 meters and a step out intercept of 8.26 g/t gold over 1 meter and 6.63 g/t gold over 1.5 meters.

Metalla holds a 1.0% NSR Royalty on the Montclerg property.

Tower Stock

White Metal Resources Corp. released several drill results on the Tower Stock Gold project in Ontario through several press releases dated May 2, 2022, March 22, 2022, January 18, 2022, and January 11, 2022. Significant drill results from the project include 0.51 g/t gold over 466.5 meters including 0.71 g/t gold over 267 meters, 0.91 g/t gold over 105 meters at the Bench zone. At other zones on the property, significant results include 4.05 g/t gold over 21 meters and 27 g/t gold over 1.5 meters.

Metalla holds a 2.0% NSR Royalty on the Tower Stock project.

Detour DNA

On April 28, 2022, Agnico reported that exploration plans will investigate the Sunday Lake deformation zone along strike to the west and east of the mine.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is ~7km west of the Detour West reserve pit margin.

Fortuity 89

On April 28, 2022, Newcrest Mining Ltd. and Discovery Harbour Resources provided an update on exploration plans at the Fortuity 89 project in Nevada. A total of five RC drill holes had been completed on the Fortuity 89 property for a total of 1,663 meters, assays are pending. Newcrest plans to drill a minimum of eight drill holes and 3,400 meters which began in January 2022 to test a series of low sulphidation epithermal gold target.

Metalla holds a 2.0% NSR royalty on the Fortuity 89 project.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the three months ended March 31, 2022, as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) adjusted EBITDA. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “does not expect”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements and information include, but are not limited to, the successful completion of certain milestones in respect to the CentroGold project; the satisfaction of future payment obligations and contingent commitments by Metalla, including the payment of the remaining $5.0 million purchase price for the Castle Mountain royalty and the additional contingent payments of up to $11.0 million for the CentroGold royalty; the effectiveness, and potential use and benefit of, the Company’s final short form base shelf prospectus and Form F-10 registration statement; the future availability of funds pursuant to the Beedie Loan Facility; the future conversion of funds drawn down by Metalla under the Beedie Loan Facility; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; production and life of mine estimates or  forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; the estimated production at Wharf, Higginsville, Beta Hunt, NLGM and La India; the new mine plan at NLGM and the expected average annual production thereunder; the continuation of drilling at Del Carmen in the winter season of 2022; the progression and completion of the Fifteen Mile Stream Feasibility Study in September 2023; the expansion of mineral resources at Santa Gertrudis and Agnico’s plan to test high grade structure extensions at the Amelia deposit and explore new targets; the expected $19.0 million in capital expenditures by Agnico at Santa Gertrudis and the potential expansion of mineral resources thereon; the completion of pre-stripping activities at El Realito and the expected timing thereof;  the future start of mining operations at the Beaufor Mine and Beacon Mill and the expected timing thereof; the progression of the court injunction removal at the CentroGold property; Equinox Gold’s expectation to submit Phase 2 permit application for Castle Mountain; future opportunities for Equinox Gold to move South Domes earlier in the mine plan at Castle Mountain; the potential for Castle Mountain mine to become one of Equinox Gold’s largest assets; expected timing of the preliminary economic assessment at the Tower Gold project by Moneta; expected timing of the environmental impact assessment at Wasamac by Yamana; the completion of two drilling campaigns  at Tocantinzinho and the anticipated timing thereof; the completion of project optimization and detailed engineering at Tocantinzinho and the anticipated timing thereof; the replacement of mineral reserve depletion and addition of mineral resources at the Fosterville mine; the potential production at the Wasamac project; the future production at the Amalgamated Kirkland deposit and the anticipated timing thereof; the completion of the environmental impact assessment by Yamana and the anticipated timing thereof;    the amount and timing of the attributable GEOs expected by the Company in 2022; the future production at El Realito and the anticipated timing thereof; the increase of producing royalties to seven; future expectations regarding the royalties and streams of Metalla; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty; the mineral reserves and resource estimates for the properties with respect to which the Company has or proposes to acquire an interest; future gold and silver prices; other potential developments relating to, or achievements by the counterparties for Metalla’s stream and royalty agreements, and with respect to the mines and other properties in which Metalla has, or may acquire, a stream or royalty interest; and estimates of future production, costs and other financial or economic measures.

Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine development, construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws, as the other risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.  Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.